Neptune Technologies & Bioressources Inc.

Computershare

9th Floor, 100 Univesity Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class – COMMON SHARES

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on November 30, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 p.m., EST on Friday, November 29, 2007

Appointment of Proxyholder

I/We being holder(s) of Neptune Technologies & Bioressources inc.

hereby appoint: Michel Timperio, or failing him Henri Harland,    OR

Print the name of the person you are

appointing if this person is someone

other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Neptune Technologies & Bioressources Inc. to be held at Hotel Best Western Châteauneuf Laval on

November, 30 2007 at 2:00 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY Highlighted text OVER THE BOXES.

1. Election of Directors

The nominees proposed by Management are:

1. Michel Timperio

2. Ronald Denis

3. Michel Chartrand

4. Daniel Perry

5. Thierry Houillon

6. Henri Harland

Vote FOR or WITHHOLD for all nominees proposed by Management

For   ☐      Withhold    ☐

2. Appointment of Auditors

Appointment of KPMG l.l.p. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For   ☐      Withhold    ☐

3. Resolution

To receive the financial statements of the Company for the fiscal year ended May 31, 2007 and the Auditors' report thereon.

For   ☐      Against   ☐

4. Resolution

Approving to extend the period during which the administrators must lay before the company a balance sheet made up to a date not more than four (4) months before the annual general meeting of shareholders of the company, to six (6) months.

For   ☐      Against   ☐

5. Resolution

Approving By-law number C-4.

For   ☐      Against   ☐

Authorized Signature(s) - This section must be completed

for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s) Date

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying

Management’s Discussion and Analysis by mail.

Annual Report

Mark this box if you would like to receive the Annual Report including Annual Financial Statements and Management’s

Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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